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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For Press Release issued February 6, 2003

AIR CANADA

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Commission File Number: 0-27096

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27096.

CONTENTS

1.	Press Release issued on February 6, 2003.

AIR CANADA REPORTS PRELIMINARY UNAUDITED YEAR 2002 AND FOURTH QUARTER RESULTS

YEAR 2002 OVERVIEW (UNAUDITED)

  •
  Operating loss of $218 million, an improvement of $513 million from 2001.

  •
  Removing non-recurring labour expenses of $26 million in 2002, adjusted operating loss of $192 million improved $539 million from 2001.

  •
  Net loss of $428 million, an improvement of $887 million from 2001.

  •
  Cash, cash equivalents and committed financing of $604 million at December 31, 2002.

Q4 OVERVIEW (UNAUDITED)

  •
  Q4 operating loss of $288 million, a $20 million improvement from Q4, 2001.

  •
  Removing non-recurring labour expenses of $26 million, adjusted operating loss improved $46 million to $262 million.

  •
  5 per cent increase in passenger traffic on a 3 per cent increase in seat capacity.

  •
  Mainline passenger revenue per ASM up 3 per cent with unit cost per ASM down 1 per cent.

MONTRÉAL, February 6, 2003 — Air Canada's preliminary, unaudited results for the year 2002 reflect an operating loss of $218 million, representing a $513 million improvement from 2001. Removing non-recurring labour expenses of $26 million recorded in 2002, the adjusted (a) operating loss of $192 million improved $539 million from 2001. For the year, the preliminary, unaudited net loss amounted to $428 million or $3.56 per share, representing an $887 million improvement from 2001. Loss before foreign exchange on long-term monetary items and income taxes amounted to $384 million, $581 million better than the prior year.

For the quarter ended December 31, 2002, the Corporation reported a preliminary, unaudited operating loss of $288 million, a $20 million improvement from the 2001 quarter. Removing non-recurring labour expenses of $26 million recorded in 2002, the adjusted operating loss of $262 million improved $46 million from the prior year. Loss before foreign exchange on long-term monetary items and income taxes was $359 million. The preliminary, unaudited net loss for the quarter amounted to $364 million or $3.02 per share compared to a net loss of $277 million or $2.31 per share in 2001.

Air Canada is releasing preliminary, unaudited results for the fourth quarter and year 2002. In light of the increased economic uncertainty regarding the airline industry, the potential for conflict in Iraq and significant increases in fuel prices, the Corporation is completing a review of the carrying value of its future income tax asset. This review may result in a tax valuation allowance being recorded to reduce the value of the Mainline carrier's future income tax asset by an amount ranging from zero to $400 million from its current carrying value of $400 million. Any such allowance would increase the provision for income taxes and the net loss for the period by the amount of the tax valuation allowance. On the consolidated statement of financial position, any such allowance would also reduce the value of the future income tax asset and increase the deficit. Any such tax valuation allowance would result in an unrecognized tax benefit that would be available for use in the future. The allowance would, however, have no impact on Air Canada's cash position or operating results. Air Canada expects that its financial statements for the fourth quarter and audited financial statements for the year 2002 will be finalized prior to the end of the first quarter of 2003. All results reported and discussed in this release are presented on a preliminary and unaudited basis.

A number of non-recurring or significant items were recorded in both 2001 and 2002. Please refer to Attachments One and Two for a summary of non-recurring or other significant items and a reconciliation of adjusted (non-GAAP) results to published results.

"In a year of ongoing crisis for the airline industry, Air Canada recorded 2002 results that continued to surpass all North American international carriers with an over $500 million improvement in our operating results and an $887 million improvement in net results for the year," said Robert Milton, President and Chief Executive Officer. "While this represents encouraging progress under increasingly challenging circumstances, these results clearly demonstrate that the existing full-service network airline model is not sustainable without continued fundamental change.

"Despite the unstable geopolitical situation, a stagnant economy and the other challenges ahead, we can still look back with satisfaction at our achievements in 2002 as we continued to transform Air Canada to compete in a changed industry environment. As anticipated at the start of the year, the company achieved profits in the two seasonally stronger quarters and, in the final analysis, was the only major full-service North American network carrier to do so," said Mr. Milton.

2002 ACHIEVEMENTS

Increased participation and more effective competition in the low fare market

  •
  Tango, the airline's low fare, no frills, separately branded service expanded to include service to up to 21 Canadian cities during peak summer demand and ZIP, Air Canada's independently operated low fare carrier was launched in September. Twenty per cent of Air Canada's domestic capacity has been transferred to the rapidly growing low fare sector.

Ongoing cost reductions

  •
  Reduction of distribution costs through increased use of online bookings, decreased use of global distribution systems and restructuring of travel agent commissions on tickets booked in North America. Air Canada became the first full service carrier to move to exclusively electronic ticketing for domestic markets in 2003.

  •
  Continuation of seat reconfiguration program to add capacity at little additional cost while maintaining industry leading seating pitch standards. This program, begun in 2001, has added economy class seating and reduced business class seating on Airbus A320, A319 and Boeing 737 aircraft and added economy class seating on Boeing 767 aircraft in response to a decrease in business travel demand.

  •
  Continuation of a fleet modernization program to save on fuel, maintenance and training costs. Air Canada permanently retired or parked 12 of its oldest Boeing 737 aircraft and the entire DC-9 and F28 fleet while expanding the modern, highly efficient Airbus fleet.

  •
  Launch of Six Sigma program to improve processes, efficiency and eliminate waste throughout the company. Almost $100 million of savings has been identified from 129 projects begun in 2002.

Further advanced strategy to enhance value of core assets and ancillary operations

Air Canada further advanced its strategy of creating new profit centres to increase the focus on certain key ancillary profitable operations and illuminate shareholder value as follows:

  •
  Creation of Air Canada Technical Services (ACTS) as a separate corporate entity with $230 million in future contracts awarded to the ACTS business in 2002 for third party maintenance, repair and overhaul work. Air Canada announced today its intent to solicit expressions of interest for the sale of a significant interest in ACTS.

  •
  Launch of aeroplan.com and introduction of online redemption, a key element of ongoing growth and development at Aeroplan. The value of the Air Canada franchise and Aeroplan as one of the airline's core assets was confirmed early in 2003 with the announcement of an agreement to sell a 35 per cent stake in this subsidiary for $245 million, subject to closing conditions.

  •
  Expansion of destina.ca, Air Canada's wholly owned online travel site. Destina.ca expanded its partner programs and web capabilities in 2002 and now ranks second in market share for air bookings in Canada.

  •
  Relocation of Air Canada Cargo to a new and expanded Toronto facility to position operations for future growth at the airline's busiest hub.

  •
  Implementation of a capacity-purchase model for Air Canada Jazz on a transitional basis, for improved efficiencies and cost reductions.

  •
  Expansion of Air Canada Vacations (ACV) with a capacity increase of more than 40 per cent year over year. ACV now offers departures from 10 Canadian cities to more than 30 sun destinations.

Customer Service

  •
  Air Canada's customer service excellence was recognized with two Official Airline Guide (OAG) Awards; Air Canada and Aeroplan were voted Best Airline in North America and Best Frequent Flyer Program respectively.

  •
  The introduction of an upgraded Executive First service allowed Air Canada to continue competing effectively for premium customers on key international routes.

"While we can be proud of what we have achieved, we still have far to go," said Mr. Milton. "The fourth quarter, always challenging due to seasonally weaker demand, confirmed that revenue trends and market dynamics have changed irreversibly. The new year is off to a rough start with the overhanging threat of war and escalating fuel prices.

"In Canada, we're continuing to see growth in competitive capacity from low cost carriers in a flat market. There is still no sign of recovery in the regional market with Air Canada Jazz recording a clearly unsustainable operating loss of almost $90 million in the past year due to a decline in demand on short haul routes, rising costs and the crippling effect of surcharges and fees on fares.

"U.S. carriers have significantly increased their mainline capacity and their feeder networks have added low-cost regional jet capacity in a transborder market that has remained weak.

"Consumers, including business travellers, are buying down and this trend is permanent. Rapidly growing online booking trends have made the complex pricing structures of network carriers based on yield management systems outdated. In addition, uncontrollable costs such as fuel, government-mandated fees and airport charges continue to rise.

"While we have made progress in all areas of controllable costs, the changed revenue environment means that much more must be done. Inefficiencies in all areas of our operation must be eliminated, including those resulting from outdated work rules agreed upon in the past when the world was different. Fundamental change is required immediately as it is increasingly clear that the industry as we knew it has permanently changed.

"As we did with our early recognition of the low fare travel phenomenon with the start-up of Tango and ZIP, we intend to stay ahead of the curve and lead this change with the collaboration of our employees and their unions.

"Major U.S. carriers have already cut wages, reduced staff and taken other measures to survive. Air Canada's salaries and benefits represent 31 per cent of our operating costs — over $3 billion annually — and we too must do things differently and take additional measures. To this end, talks have already started today with leaders of our unions to address the new reality and to discuss ways in which we can achieve a labour cost reduction in the range of $650 million annually.

"Our recent announcement with respect to the agreement to sell an equity interest in Aeroplan confirmed the value of the Air Canada franchise. Consistent with our ongoing strategy to create new profit centres within the corporation to highlight the value of our core assets, we are announcing today the commencement of a process for the sale of a significant interest in Air Canada Technical Services and in a soon-to-be-constituted Airport Ground Handling Services subsidiary.

"We will continue to monitor our liquidity requirements and assess various financing transactions and initiatives with the objective of ensuring our liquidity needs are addressed.

"While the challenges ahead may be considered formidable by some, they are surmountable. My confidence in Air Canada's ability to not only survive but thrive is based on the progress we have made last year coupled with the proven resourcefulness and tenacity of our employees and the support and loyalty of our customers. We will weather the current storm with ongoing cost reductions, revenue maximization initiatives and product innovation, while delivering the best possible care and uncompromising safety to our customers," Mr. Milton concluded.

Removing non-recurring or other significant items described in Attachments One and Two, the year 2002 adjusted (a) loss before foreign exchange on long-term monetary items and income taxes would have amounted to $397 million, a $640 million improvement from the adjusted 2001 loss of $1,037 million. For the fourth quarter of 2002, the adjusted loss of $314 million, before foreign exchange and income taxes, improved $50 million from the adjusted fourth quarter 2001 result.

FOURTH QUARTER RESULTS (PRELIMINARY AND UNAUDITED)

Fourth quarter 2002 consolidated passenger revenues were up $101 million or 6 per cent on a 3 per cent increase to available seat mile (ASM) capacity compared to the fourth quarter of 2001. Passenger revenues at the Mainline carrier increased $115 million or 8 per cent. Consolidated passenger traffic grew 5 per cent and system load factor at 70.0 per cent improved 1.2 percentage points. Passenger yield per revenue passenger mile (RPM) increased 1 per cent. As a result, passenger revenue per available seat mile (RASM) was up 2 per cent (Mainline system RASM was up 3 per cent) from the fourth quarter of 2001.

For the 2002 quarter, consolidated domestic passenger revenues were down $21 million or 3 per cent on a 2 per cent increase to ASM capacity compared to the prior year. Domestic passenger traffic declined 3 per cent while yield per RPM improved 1 per cent. With lower load factors, consolidated domestic RASM decreased 5 per cent from the fourth quarter of 2001. Domestic passenger revenues at Mainline, including Tango and Zip, increased $3 million for the quarter but experienced weakness in the latter part of the year. For the quarter, Mainline domestic ASMs were up 5 per cent from the prior year but capacity growth was scaled back by December. With increased competition and lower load factors, Mainline RASM decreased 4 per cent compared to the fourth quarter of 2001. Domestic revenues at Air Canada Jazz declined $24 million or 13 per cent from the 2001 quarter due in part to capacity reductions and continuing traffic weakness in short-haul markets.

Consolidated US transborder passenger revenues were $34 million or 8 per cent above the fourth quarter of 2001 on a 1 per cent increase to ASM capacity. US transborder RASM increased 6 per cent (an increase of 5 per cent for the Mainline carrier).

Other international passenger revenues grew $88 million or 18 per cent on a 6 per cent increase to ASM capacity. Load factor on these routes improved 4 percentage points and RASM grew by 12 per cent. Atlantic revenues rose 16 per cent on an ASM capacity increase of 5 per cent. Pacific revenues grew by 31 per cent on 5 per cent greater ASM capacity. South Pacific, Caribbean, Mexico and South America revenues were up 5 per cent.

Cargo revenues were $7 million or 5 per cent above fourth quarter 2001 levels. Other revenues increased $18 million or 8 per cent, mainly as a result of increased revenues from Aeroplan and Air Canada Vacations.

For the quarter, total operating revenues increased $126 million or 6 per cent from the prior year.

OPERATING EXPENSES

Consolidated operating expenses, including non-recurring labour expenses, rose $106 million or 4 per cent from the fourth quarter of 2001 on a 3 per cent increase to ASM capacity. Non-recurring labour expenses of $26 million were recorded in 2002 representing payments which will be made over three years for the completion of a collective agreement allowing the integration of Air Canada and former Canadian Airlines flight attendants. This agreement concludes the integration of Air Canada and Canadian Airlines. Removing non-recurring labour expenses, adjusted operating expenses rose $80 million or 3 per cent.

Salary and wage expense was up $32 million or 5 per cent from last year. Full-time equivalent (FTE) employees increased by approximately 500 personnel or 1 per cent compared to the fourth quarter of 2001 which was down by over 5,600 FTE employees from the 2000 quarter. Most of the 2002 employee growth was in the area of aircraft maintenance services. In 2002, Air Canada adopted the fair value method to account for employee stock options. This expense has been included in salaries and wages. Employee benefits expense increased $46 million. In the fourth quarter of 2001, a favourable adjustment relating to pension and employee future benefit expenses reduced employee benefits expense by $43 million. Fuel expense was down $7 million or 2 per cent despite higher base fuel prices. Fuel hedging gains amounted to $12 million in 2002, a $43 million improvement from the prior year. Commission expense decreased $15 million or 16 per cent largely as a result of the elimination of North American base commissions in the spring of 2002. Airport and navigation fees rose $15 million or 9 per cent due mostly to higher airport charges. Aircraft rent expense rose $24 million or 9 per cent. Of this increase, approximately $13 million was due to sale/leaseback transactions completed on existing fleet to increase liquidity and $11 million was due principally to new deliveries of leased aircraft, net of retirements. Depreciation expense was down $7 million due largely to sale and leaseback transactions and the retirement of owned aircraft. The Other expense category decreased $6 million or 1 per cent with reductions recorded in information technology, workers' compensation expense and other areas partially offset by higher costs for insurance, third party customer materials and various other expense categories.

Air Canada continued to achieve year-over-year improvements in productivity although at a slower rate than in the previous quarters of 2002. In the fourth quarter of 2002, Mainline employee productivity, as measured by ASMs per full time equivalent (FTE) employee, improved 2 per cent. This reflected the significant employee reductions which were recorded in the fourth quarter of 2001 as well as increased economy seating on many aircraft types in 2002. Fuel productivity, as measured by ASMs per litre of fuel consumed, improved 5 per cent due to the increased use of newer and more fuel efficient aircraft and a greater number of economy seats on many aircraft types. Unit cost, as measured by operating expense per ASM, was 1 per cent below the fourth quarter of 2001 for the Mainline-related operations, excluding non-recurring labour expenses. Operating expense, net of cargo and other non-ASM revenues per ASM, also declined 1 per cent.

NON-OPERATING EXPENSE

Non-operating expense, excluding foreign exchange on long-term monetary assets and liabilities, amounted to $71 million in the quarter versus $66 million in 2001. Net interest expense at $55 million decreased $14 million mainly as a result of lower interest rates, debt repayments and the favourable effect of a swap agreement. Net non-operating losses from aircraft valuation provisions and asset sales amounted to $34 million compared to net losses from aircraft provisions and asset sales of $37 million in the prior year. Gains of $15 million were recorded in the 2002 quarter from the purchase of Air Canada debt versus $27 million of gains from debt purchases in 2001. The previously announced transaction regarding the replacement of Japanese yen 20 billion of Air Canada's subordinated perpetual debt with a Japanese yen 20 billion term loan has not yet been completed and discussions regarding documentation and certain terms are continuing. This transaction has not been reflected in 2002, and its impact, including whether or not a gain will be realized, will be recorded when completed.

Foreign Exchange on Long-Term Monetary Items

Air Canada recorded, in current income, $14 million of foreign exchange losses on long-term monetary assets and liabilities in the 2002 quarter. These foreign exchange losses resulted mainly from the effect of foreign exchange rate changes on long-term debt denominated in foreign currencies, net of hedging. A gain of $87 million was recorded in the 2001 quarter following the restatement necessary to retroactively adopt, as required, amendments to CICA standard #1650 — Foreign Currency Translation.

(a)
Air Canada's adjusted earnings/losses or non-GAAP earnings/losses are earnings/losses which have been adjusted for the non-recurring or other significant items described in Attachments One and Two. In order to allow the reader to view financial results on a normalized basis, non-recurring or other significant items which are not reflective of the underlying financial performance of the Corporation from ongoing operations have been removed from reported earnings/losses. For the fourth quarter of 2002, these items are non-recurring labour expenses, provisions on aircraft and inventory values, gains/losses on the sale of assets and the purchase of debt. For the full year 2002, these items are non-recurring labour expenses, provisions on aircraft and inventory values, a charge relating to the government assistance claim recorded in 2001 and gains/losses on the sale of assets and the purchase of debt. These 2002 items do not include any tax valuation allowance, pending Air Canada's further review, as discussed previously. For the fourth quarter of 2001, these items are provisions on aircraft and inventory values and gains/losses on the sale of assets and the purchase of debt. For the full year 2001, these items are provisions on aircraft and inventory values and government assistance relating to the September 11 terrorist attacks, gains/losses on the sale of assets and the purchase of debt and a major tax valuation allowance. Adjusted earnings/losses are not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (GAAP). Non-GAAP earnings measures (such as adjusted earnings/losses and operating losses removing non-recurring labour expenses) do not have any standardized meaning and are therefore not likely to be comparable to similar measures presented by other issuers. Readers should consider the adjusted earnings/losses measures in the context of Air Canada's GAAP results. Attachment One provides a reconciliation between GAAP results and the adjusted earnings/losses for fourth quarter results and Attachment Two provides a reconciliation for the full year results.

CASH FLOW

Cash flows used for operations amounted to $236 million, a $183 million improvement from the 2001 quarter. Most of this improvement related to $145 million from net recoveries of deposits on leased aircraft relating to a financial transaction completed on 16 aircraft operating leases. Improved operating results, on a cash basis, were also a contributing factor to the cash flow improvement. Changes in accounts payable and accrued liabilities used $80 million more cash than in the 2001 quarter which included $73 million of special payments for separation programs and Canadian Airlines integration-related items. This increased cash usage was mainly due to differences in timing of payments relating to general trade payables and accrued liabilities including GST payable on aircraft deliveries.

In the fourth quarter of 2002, proceeds from long-term borrowing amounted to $78 million from the financing of seven aircraft simulators. Scheduled repayments of long-term debt amounted to $78 million and the purchase of debt amounted to $81 million. Proceeds from the sale and leaseback of assets were $108 million from the sale and leaseback of a cargo facility and the sale and leaseback of 12 Dash-8 aircraft. Included in the caption "Other" financing were $50 million realized from an ongoing swap agreement. Additions to property amounted to $2 million, net of $39 million of recovered progress payments relating to Airbus aircraft deliveries. In the quarter, Air Canada took delivery of two Airbus A320s and one Airbus A319 aircraft, under both short and long-term operating leases. One leased Boeing 747-400 and one Airbus A320 aircraft were returned to the lessors and five B737-200s were parked. Two previously parked DC9 and three parked B737-200 aircraft were also sold in the quarter.

The Corporation closely monitors its liquidity requirements and is assessing various financing transactions and initiatives with the objective of ensuring its future liquidity needs are addressed. These activities could include additional sale and leaseback transactions, asset sales or other financing transactions. As at December 31, 2002, cash and committed financing amounted to $604 million of which the Corporation's cash and cash equivalents amounted to $558 million.

In addition, on January 27, 2003 Air Canada and Onex Corporation announced that they had entered into an agreement, under which Onex will pay Air Canada approximately $245 million for an investment in Aeroplan, a wholly-owned subsidiary of Air Canada. Under the agreement, Onex will acquire a 35 per cent equity interest in Aeroplan. The transaction is expected to close at the end of the first quarter of 2003, subject to certain conditions. Upon closing, the transaction will increase Air Canada's cash and cash equivalents by approximately $245 million.

Income Tax

Effective July 2001, Air Canada ceased to record income tax recoveries on losses from operations at the Mainline carrier. Fourth quarter 2002 results for the Mainline carrier are recorded on the same tax basis as in the prior year. However, because tax recoveries at the Mainline carrier were recorded in the first six months of 2001, year-to-date after-tax results from operations are not reflected on the same basis as in the first half of 2001. In addition, no tax valuation allowance has been provided for, pending Air Canada's further review, as discussed previously. Please refer to Note 1 to the Consolidated Financial Statements for more information.

ACCOUNTING STANDARD CHANGES

CICA 1650 — Foreign Currency Translation

In January 2002, Air Canada adopted accounting standard amendments related to foreign exchange as prescribed by the Canadian Institute of Chartered Accountants standard #1650 — Foreign Currency Translation ("CICA 1650"). As expected, the new accounting standard has increased the volatility of earnings in periods of significant fluctuation in foreign currency exchange rates relative to the Canadian dollar. For the year 2002, Air Canada recorded, in current income, $60 million of foreign exchange losses on long-term monetary items compared to $20 million in 2001. Prior to January 2002, under GAAP, foreign exchange gains or losses on long-term monetary assets and liabilities were deferred and amortized to income over the life of the corresponding asset or liability.

Stock Based Compensation

The Corporation has adopted the fair value method to account for stock options granted to employees. The charge to salary and wage expense for stock options issued since January 1, 2002 is less than $1 million.

YEAR-TO-DATE RESULTS (PRELIMINARY AND UNAUDITED)

For the year ended December 31, 2002, the Corporation recorded a consolidated operating loss of $218 million, a $513 million improvement from 2001. Included in this result were Jazz regional airline operations which had an operating loss of $88 million, a $41 million deterioration from 2001. Consolidated loss before foreign exchange on long-term monetary items and income taxes was $384 million, a $581 million improvement from the prior year. Net loss for 2002 was $428 million or $3.56 per share with an income tax recovery of $16 million compared to a net loss of $1,315 million or $10.95 per share with an income tax provision of $330 million in 2001.

Removing non-recurring labour expenses of $26 million, the adjusted operating loss was $192 million, a $539 million improvement from 2001. Removing non-recurring or other significant items as described in Attachment Two, the year 2002 would have produced an adjusted loss before foreign exchange on long-term monetary items and income taxes of $397 million, an improvement of $640 million from the similarly adjusted loss of $1,037 million in 2001.

On a year-to-date basis, cash flows from operations improved $977 million mainly as a result of better operating results, reduced integration-related payments, the recovery of deposits on leased aircraft and lower use of cash for aircraft lease payments in excess of rent expense.

ATTACHMENTS ONE AND TWO

Attachment One provides a breakdown of non-recurring or other significant items affecting the fourth quarter results for 2002 and 2001 together with a reconciliation between reported results and adjusted (non-GAAP) results. Attachment Two provides the same information pertaining to the full year 2002 and 2001 results. As previously discussed, the Corporation is completing a review of the carrying value of its future income tax asset. Accordingly, the fourth quarter and year 2002 results are preliminary and unaudited. This review may result in a tax valuation allowance being recorded to reduce the value of the Mainline carrier's future income tax asset by an amount ranging from zero to $400 million from its current carrying value of $400 million. Any such allowance would increase the provision for income taxes and the net loss for the period by the amount of the tax valuation allowance. On the consolidated statement of financial position, any such allowance would also reduce the value of the future income tax asset and increase the deficit. Any such tax valuation allowance would result in an unrecognized tax benefit that would be available for use in the future. The allowance would, however, have no impact on Air Canada's cash position or operating results. Air Canada expects that its financial statements for the fourth quarter and audited financial statements for the year 2002 will be finalized prior to the end of the first quarter of 2003. Attachments One and Two do not reflect any adjustment in respect of the review of the income tax asset.

MAINLINE

The terms "Mainline" and "Mainline-related" refer to the operations of unconsolidated Air Canada (including Tango) and include, as the context may require, the operations of Aeroplan, Zip, Air Canada Capital, Acetek, Destina.ca and Nettel. The terms "Mainline" and "Mainline-related" exclude the operations of Air Canada's regional airline, Jazz, Air Canada Vacations and other non-airline subsidiaries.

Caution Concerning Forward-looking information:

Certain statements made in this press release are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employment relations, labour negotiations or disputes, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this press release represent Air Canada's expectations as of February 6, 2003, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

–  30  –

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 654-7022
Internet:	www.aircanada.ca

ATTACHMENT ONE
NON-RECURRING OR OTHER SIGNIFICANT ITEMS IN THE
FOURTH QUARTER OF 2002 AND 2001

        The table below describes the pre and after-tax impact of non-recurring or other significant items, which occurred in the fourth quarter of 2002 and 2001.

	Fourth Quarter 2002		Fourth Quarter 2001
	Before Tax	After Tax	Before Tax	After Tax
Operating income (loss)
Non-recurring labour expenses	(26)	(26)
Non-operating income (expense)
Provisions on aircraft and inventory values	(32)	(35)	(41)	(37)
Gain (loss) on sale of assets	(2)	(4)	4	4
Gain on purchase of debt	15	15	27	27

Total non-operating income (expense)	(19)	(24)	(10)	(6)

Income (loss) impact	(45)	(50)	(10)	(6)

RECONCILIATION BETWEEN REPORTED FOURTH QUARTER RESULTS AND
ADJUSTED FOURTH QUARTER RESULTS — PRELIMINARY AND UNAUDITED

        The table below provides reconciliation between reported results and adjusted (non-GAAP) results for the fourth quarter of 2002 and 2001.

	GAAP Reported Results		Remove: Non-Recurring or Other Significant Items		Non-GAAP Adjusted Results
	Q4, 2002	Q4, 2001	Q4, 2002	Q4, 2001	Q4, 2002	Q4, 2001
Operating income (loss)	(288)	(308)	26	—	(262)	(308)
Non-operating income (expense)	(71)	(66)	19	10	(52)	(56)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(359)	(374)	45	10	(314)	(364)

Foreign exchange income (expense) on long-term monetary items	(14)	87	—	—	(14)	87

Income (loss) before income taxes	(373)	(287)	45	10	(328)	(277)
Tax recovery (provision)	9	10	5	(4)	14	6

Net income (loss)	(364)	(277)	50	6	(314)	(271)

ATTACHMENT TWO
NON-RECURRING OR OTHER SIGNIFICANT ITEMS
FOR THE FULL YEAR 2002 AND 2001

        The table below describes the pre and after-tax impact of non-recurring or other significant items, which occurred in the full year 2002 and 2001.

	2002		2001
	Before Tax	After Tax	Before Tax	After Tax
Operating income (loss)			—	—
Non-recurring labour expenses	(26)	(26)
Non-operating income (expense)
Provisions on aircraft and inventory values	(32)	(35)	(176)	(163)
Government assistance claim (charge)	(37)	(37)	105	102
Gain (loss) on sale of assets	(10)	(12)	91	64
Gain on purchase of debt	118	118	52	49

Total non-operating income (expense)	39	34	72	52

Income tax valuation allowance	—	—	—	(453)

Income (loss) impact	13	8	72	(401)

RECONCILIATION BETWEEN REPORTED FULL YEAR RESULTS AND
ADJUSTED FULL YEAR RESULTS — PRELIMINARY AND UNAUDITED

        The table below provides a reconciliation between reported results and adjusted (non-GAAP) results for the full year 2002 and 2001.

			Remove: Non-Recurring or Other Significant Items
					Non-GAAP Adjusted Results
	GAAP Reported Results
				2001 (1)
	2002	2001	2002		2002	2001
Operating income (loss)	(218)	(731)	26	—	(192)	(731)
Non-operating income (expense)	(166)	(234)	(39)	(72)	(205)	(306)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(384)	(965)	(13)	(72)	(397)	(1,037)

Foreign exchange income (expense) on long-term monetary items	(60)	(20)	—	—	(60)	(20)

Income (loss) before income taxes	(444)	(985)	(13)	(72)	(457)	(1,057)
Tax recovery (provision)	16	(330)	5	473	21	143

Net income (loss)	(428)	(1,315)	(8)	401	(436)	(914)

(1)
In 2001, Air Canada estimated, and previously presented, that $163 million of operating income was lost in the September 11 to 30, 2001 period as a result of the September 11 terrorist attacks and subsequent events. This estimate has not been included in the tables above as it is not possible to accurately estimate the continuing impact of the September 2001 events on 2002 results and therefore it is not possible to provide a proper year-over-year comparison.

HIGHLIGHTS
Results are preliminary and unaudited.

	Periods ended December 31
	Three Months		Twelve Months
Financial (dollars in millions except per share figures)
	2002	2001	2002	2001
Operating revenues	2,243	2,117	9,826	9,611
Operating loss before non-recurring labour expenses (1)	(262)	(308)	(192)	(731)
Operating loss	(288)	(308)	(218)	(731)
Loss before foreign exchange on long-term monetary items and income taxes	(359)	(374)	(384)	(965)
Loss for the period	(364)	(277)	(428)	(1,315)
Operating margin before non-recurring labour expenses (1)	(11.7)%	(14.5)%	(2.0)%	(7.6)%
EBITDAR before non-recurring labour expenses (1) (2)	116	53	1,289	669
EBITDAR margin before non-recurring labour expenses (1)	5.2%	2.5%	13.1%	7.0%
Cash and cash equivalents	558	1,067	558	1,067
Cash and cash equivalents and committed financing	604	1,067	604	1,067
Cash flows used for operations	(236)	(419)	(95)	(1,072)
Weighted average common shares outstanding — basic	120	120	120	120
Weighted average common shares outstanding — diluted	140	140	140	141
Loss per share — basic and diluted	$(3.02)	$(2.31)	$(3.56)	$(10.95)
Operating Statistics (mainline-related) (3)			% Change				% Change
Revenue passenger miles (millions)	9,319	8,804	6		43,135	41,651	4
Available seat miles (millions)	13,181	12,657	4		57,325	57,104	0
Passenger load factor	70.7%	69.6%	1.1	pt	75.2%	72.9%	2.3	pt
Passenger revenue yield per revenue passenger mile (cents)	17.4	17.1	2		17.0	17.0	0
Passenger revenue per available seat mile (cents)	12.3	11.9	3		12.8	12.4	3
Operating revenue per available seat mile (cents)	15.1	14.7	3		15.4	14.8	4
Operating expense per available seat mile (cents) (4)	16.8	16.9	(1)		15.6	16.0	(3)
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents) (4) (5)	14.0	14.1	(1)		13.0	13.6	(4)
Average number of employees (thousands)	35.2	34.6	2		34.8	37.5	(7)
Available seat miles per employee (thousands)	374	366	2		1,649	1,524	8
Operating revenue per employee (thousands)	$57	$54	6		$253	$226	12
Aircraft in operating fleet at period end	232	228	2		232	228	2
Average aircraft utilization (hours per day) (6)	10.3	10.0	3		10.7	10.7	0
Average aircraft flight length (miles)	1,187	1,188	(0)		1,225	1,217	1
Fuel price per litre (cents) (7)	36.1	36.0	0		33.7	38.9	(13)
Fuel litres (millions)	806	812	(1)		3,529	3,693	(4)
Operating Statistics (consolidated)			% Change				% Change
Revenue passenger miles (millions)	9,701	9,224	5		44,707	43,723	2
Available seat miles (millions)	13,864	13,410	3		60,169	60,637	(1)
Passenger load factor	70.0%	68.8%	1.2	pt	74.3%	72.1%	2.2	pt
Passenger revenue yield per revenue passenger mile (cents)	18.8	18.7	1		18.3	18.5	(1)

(1)
Adjusted (non-GAAP) earnings measure. Adjusted earnings/losses are not a recognized measure for financial statement presentation under Canadian GAAP and do not have any standardized meaning. See note (a) to accompanying press release.
(2)
Earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent.
(3)
Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Acetek, Destina and Nettel.
(4)
Before non-recurring labour expenses. Refer to note 1 above.
(5)
Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.
(6)
Excludes maintenance down-time.
(7)
Net of fuel hedging and includes all fuel handling expense.

Price Range and Trading Volume of Air Canada Shares

	TORONTO STOCK EXCHANGE
2002
	High	Low	Volume
Common Shares:
October	$5.95	$3.75	9,310,934
November	$6.29	$5.32	5,906,197
December	$5.95	$4.45	8,320,419
Class A Non-Voting Shares:
October	$3.70	$2.20	3,364,762
November	$4.30	$3.29	1,551,208
December	$3.92	$2.51	3,532,880

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(in millions except per share figures)
(unaudited & preliminary)

	Three Months Ended December 31		Twelve Months Ended December 31
	2002	2001	2002	2001
Operating revenues
Passenger	$1,833	$1,732	$8,190	$8,123
Cargo	160	153	585	578
Other	250	232	1,051	910

	2,243	2,117	9,826	9,611

Operating expenses
Salaries and wages	642	610	2,492	2,495
Benefits	131	85	607	527
Aircraft fuel	316	323	1,288	1,593
Depreciation, amortization and obsolescence (note 4)	94	101	372	441
Commissions	81	96	369	476
Food, beverages and supplies	89	92	395	435
Aircraft maintenance, materials and supplies	151	150	508	569
Airport and navigation fees	183	168	772	738
Aircraft rent	284	260	1,109	959
Other	534	540	2,106	2,109

	2,505	2,425	10,018	10,342

Operating loss before the undernoted item	(262)	(308)	(192)	(731)
Non-recurring labour expenses (note 9)	26	—	26	—

Operating loss	(288)	(308)	(218)	(731)

Non-operating income (expense)
Interest income	9	12	44	38
Interest expense	(69)	(90)	(290)	(352)
Interest capitalized	5	9	25	39
Loss on sale of assets (notes 2 & 3)	(34)	(37)	(42)	(85)
Other (note 2)	18	40	97	126

	(71)	(66)	(166)	(234)

Loss before foreign exchange on long-term monetary items and income taxes	(359)	(374)	(384)	(965)
Foreign exchange on long-term monetary items (note 5)	(14)	87	(60)	(20)

Loss before income taxes	(373)	(287)	(444)	(985)
Recovery of (provision for) income taxes (note 1)	9	10	16	(330)

Loss for the period	$(364)	$(277)	$(428)	$(1,315)

Deficit, beginning of period, as originally reported			(1,930)	(676)
Adjustment related to change in accounting standard (note 5)			(522)	(461)

Deficit, beginning of period, as restated			(2,452)	(1,137)

Deficit, end of period			$(2,880)	$(2,452)

Loss per share
— Basic and diluted	$(3.02)	$(2.31)	$(3.56)	$(10.95)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions)
(unaudited & preliminary)

	December 31
	2002	2001
ASSETS
Current
Cash and cash equivalents	$558	$1,067
Accounts receivable	760	764
Spare parts, materials and supplies	367	344
Prepaid expenses	86	60

	1,771	2,235
Property and equipment	2,279	2,830
Future income taxes (note 1)	404	404
Deferred charges (note 5)	1,781	1,619
Goodwill (note 4)	510	510
Other assets	1,071	1,146

	$7,816	$8,744

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,713	$1,857
Advance ticket sales	506	481
Current portion of long-term debt and capital lease obligations	373	531

	2,592	2,869
Long-term and subordinated perpetual debt and capital lease obligations (notes 2 & 5)	4,314	4,580
Future income taxes	32	60
Other long-term liabilities	1,405	1,279
Deferred credits	1,361	1,416

	9,704	10,204

SHAREHOLDERS' EQUITY
Share capital (note 6)	977	977
Contributed surplus	15	15
Deficit	(2,880)	(2,452)

	(1,888)	(1,460)

	$7,816	$8,744

CONSOLIDATED STATEMENT OF CASH FLOW

(in millions except per share figures)
(unaudited & preliminary)

	Three Months Ended December 31		Twelve Months Ended December 31
	2002	2001	2002	2001
Cash flows from (used for)
Operating
Loss for the period	$(364)	$(277)	$(428)	$(1,315)
Adjustments to reconcile to net cash provided by operations
Depreciation, amortization and obsolescence	94	101	372	441
Loss on sale of assets (notes 2 & 3)	34	37	42	85
Foreign exchange on long-term monetary items (note 5)	14	(87)	60	20
Future income taxes	(11)	(12)	(28)	319
Employee future benefit funding less than expense	52	5	188	156
Decrease in accounts receivable	153	161	87	142
Decrease (increase) in spare parts, materials and supplies	(2)	(21)	(21)	24
Decrease in accounts payable and accrued liabilities	(83)	(3)	(145)	(490)
Increase (decrease) in advance ticket sales	(116)	(131)	25	(17)
Aircraft lease payments in excess of rent expense	(118)	(124)	(253)	(423)
Recovery of lease deposits (note 10)	145	—	145	—
Other (note 2)	(34)	(68)	(139)	(14)

	(236)	(419)	(95)	(1,072)

Financing (note 2)
Short-term loans	—	—	—	(178)
Long-term borrowings	78	—	78	996
Reduction of long-term debt	(159)	(101)	(672)	(566)
Proceeds from sale and leaseback of assets	108	725	284	1,468
Other	44	(2)	—	(2)

	71	622	(310)	1,718

Investing
Proceeds from sale of assets (note 3)	8	4	17	164
Additions to property and equipment, net of recovered progress payments	(2)	(43)	(109)	(179)
Investments and advances	—	3	(12)	(1)

	6	(36)	(104)	(16)

Increase (decrease) in cash and cash equivalents	(159)	167	(509)	630
Cash and cash equivalents, beginning of period	717	900	1,067	437

Cash and cash equivalents, end of period	$558	$1,067	$558	$1,067

Cash flow per share from operations
— Basic and diluted	$(1.97)	$(3.48)	$(0.79)	$(8.92)

Cash payments of interest	$64	$64	$283	$303

Cash payments of income taxes	$1	$(11)	$7	$(6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited & preliminary)
(currencies in millions)

FOURTH QUARTER 2002

1.    Accounting Policies

The unaudited consolidated interim financial statements are based upon accounting policies consistent with those used and described in the annual financial statements, with the exception of the following accounting standard changes adopted effective January 1, 2002:

  •
  Goodwill and Other Intangibles (note 4)

  •
  Foreign Currency Translation (note 5)

  •
  Stock-Based Compensation and Other Stock-Based Payments (note 7)

In accordance with Canadian generally accepted accounting principles, the interim financial statements do not include all of the financial statement disclosures included in the annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements.

In the third quarter 2001, the Corporation recorded a valuation allowance of $453 against the value of the non-cash future income tax asset. Previously reported at $410, this valuation allowance has been restated due to the impact of the adoption of the new accounting rules on Foreign Currency Translation (note 5). Since the third quarter 2001, the future income tax asset related to losses in Air Canada's unconsolidated results of operations has not been recognized. Air Canada's subsidiaries continue to tax affect results of operations where appropriate. As at December 31, 2002 the unrecognized income tax benefit amounts to $644. The unrecognized tax benefit remains available for use in the future. The valuation allowance reduces the carrying value of the Corporation's future income tax asset to $404.

In light of the increased economic uncertainty regarding the airline industry, the potential for conflict in Iraq and significant increases in fuel prices, the Corporation is completing a review of the carrying value of its future income tax asset. This review may result in a tax valuation allowance being recorded to reduce the value of the Mainline carrier's future income tax asset by an amount ranging from zero to $400 from its current carrying value of $400. Any such allowance would increase the provision for income taxes and the net loss for the period by the amount of the tax valuation allowance. On the consolidated statement of financial position, any such allowance would also reduce the value of the future income tax asset and increase the deficit. Any such tax valuation allowance would result in an unrecognized tax benefit that would be available for use in the future. The allowance would, however, have no impact on Air Canada's cash position or operating results. Air Canada expects that its financial statements for the fourth quarter and audited financial statements for the year 2002 will be finalized prior to the end of the first quarter of 2003.

2.    Financing Transactions

In the fourth quarter 2002, the Corporation completed the following financing transactions:

  The financing of seven aircraft simulators for proceeds of $78. The interest on this borrowing is currently 7.2%, based on LIBOR. This borrowing has a final maturity in 2015.

  The sale and leaseback of a cargo and equipment maintenance facility for proceeds of $54. The net book value of the facility was $56, resulting in a loss of $2. The Corporation also has entered into an agreement to complete the sale and leaseback of the equipment related to this cargo and equipment maintenance facility for additional proceeds of $46.

  The sale and leaseback of 12 Dash-8 aircraft for proceeds of $54. The net book value of these aircraft was $55, resulting in a loss of $1.

  The purchase of $96 debt for $81, resulting in a gain of $15. The Corporation also made scheduled debt repayments amounting to $78.

  The Corporation realized $50 from an ongoing swap agreement. The swap, which is in place until 2011, converts a US$300 borrowing into a Japanese yen borrowing.

In the fourth quarter 2001, the Corporation completed the following financing transactions:

  The sale and leaseback of 20 Airbus A320 and one Airbus A319 aircraft for proceeds of $725. The gain of $210 over the net book value of $515 has been deferred and is being amortized over the life of the leases as a reduction of aircraft rent.

  The purchase of $66 debt for $39, resulting in a gain of $27. The Corporation also made scheduled and other debt payments amounting to $62.

3.    Sale of and Provisions on Assets

In the fourth quarter 2002, the Corporation recorded provisions of $32 related to non-operating aircraft and spare parts. Also in the fourth quarter 2002, the Corporation sold assets and realized net proceeds of $8 and a gain of $1.

In the fourth quarter 2001, the Corporation recorded provisions of $41 related to aircraft and spare parts and future payments on leased aircraft. These provisions were recorded on both non-operating aircraft and on aircraft planned to be removed from active service.

The above provisions are based on management's best estimate of the net recoverable value of aircraft and spare parts and on undiscounted projected obligations for lease agreements.

Also in the fourth quarter 2001, the Corporation sold assets and realized net proceeds of $4 and a gain of $4.

4.    Goodwill and Other Intangibles

Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3062 — Goodwill and Other Intangibles ("CICA 3062"), which no longer permits the amortization of goodwill and other indefinite life intangibles but subjects these assets to fair value impairment tests on at least an annual basis.

As required by CICA 3062, goodwill and indefinite life intangibles were tested for impairment as of January 1, 2002. This transitional impairment test was completed during the second quarter, and no impairment loss was recorded.

The annual impairment test was completed in the fourth quarter, and it was determined that no impairment had occurred.

The following is what the reported loss would be for the fourth quarter of 2001 and for the twelve months ended December 31, 2001, after removing goodwill and indefinite life intangible amortization expense:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2002	2001	2002	2001
Reported loss	$(364)	$(277)	$(428)	$(1,315)
Add back:
Goodwill amortization	—	5	—	17
Amortization of route rights and slot purchase costs	—	2	—	5

Adjusted income loss for the period	$(364)	$(270)	$(428)	$(1,293)

Reported basic and diluted earnings per share	$(3.02)	$(2.31)	$(3.56)	$(10.95)
Add back:
Goodwill amortization	—	0.04	—	0.14
Amortization of route rights and slot purchase costs	—	0.02	—	0.04

	$(3.02)	$(2.25)	$(3.56)	$(10.77)

5.    Foreign Currency Translation

Effective January 1, 2002, the Corporation retroactively adopted, with restatement of prior periods, the amendments to Canadian Institute of Chartered Accountants standard #1650 — Foreign Currency Translation ("CICA 1650"), which no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities.

The impact of CICA 1650 as at January 1, 2001 is a charge to the deficit of $461 (charge of $522 as at December 31, 2001). Based on December 31, 2000 balances, this charge is the write off of deferred foreign exchange losses on long-term debt of $119 ($157 as at December 31, 2001) and the recording of foreign exchange losses on subordinated perpetual debt of $410 ($365 as at December 31, 2001), net of a tax asset of $68 (nil as at December 31, 2001). The impact of CICA 1650 on the statement of operations for the fourth quarter 2002 is unfavourable $7 ($33 unfavourable for the twelve months ended December 31, 2002). The impact on the statement of operations for the fourth quarter 2001 is favourable $103 ($61 unfavourable for the twelve months ended December 31, 2001).

During the second quarter 2002, the Corporation designated a portion of future net foreign currency revenue streams as hedges of a majority of the subordinated perpetual debt. As a result, unfavourable foreign exchange adjustments of $48 arising from the translation of the subordinated perpetual debt, were deferred during the fourth quarter ($151 since the inception of the revenue stream hedges). The deferred foreign exchange adjustments will be included in earnings in a future period should the principal of the subordinated perpetual debt be settled.

6.    Share Capital

The issued and outstanding common shares and Class A non-voting common shares ("Class A shares") of the Corporation along with securities convertible into common shares and Class A shares are as follows (in thousands):

	December 31, 2002	December 31, 2001
Issued and outstanding
Common shares	79,070	79,064
Class A shares	41,115	41,115

	120,185	120,179
Securities convertible into common shares and Class A shares
Class A non-voting preferred shares	10,417	10,417
Warrants	4,700	4,700
Convertible subordinated debentures	9,375	9,375
Stock options	9,785	9,459

Total	154,462	154,130

7.    Stock-Based Compensation

Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3870 — Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870"). As recommended by CICA 3870, the Corporation adopted the fair value method to account for stock-based transactions with employees. The Corporation has a stock option plan as described in the annual financial statements. The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

The fair value of options granted during the fourth quarter was less than $1. The charge to compensation expense for stock options issued since January 1, 2002 is less than $1. As the fair value method of accounting has not been applied to prior years, the charge for the current year may not be representative of that expected in future years.

The Corporation also has share appreciation plans as described in the annual financial statements. Compensation costs are accrued up until the first date of redemption at the amount by which the market value of the shares exceeds the value specified under the plan. Any subsequent change in the market value of the shares is recorded in income thereafter.

CICA 3870 requires additional disclosures of the Corporation's stock-based compensation plans, however these disclosures have been provided in Note 12 — Share Capital to the Corporation's 2001 annual financial statements. There are no material updates to these disclosures as at December 31, 2002.

8.    Segment Information

The Corporation has one reportable segment, air transportation and related services. The services within that segment are as follows:

	Three Months Ended December 31			Twelve Months Ended December 31
	2002	2001	% Change	2002	2001	% Change
Transportation revenue
Passenger
Canada
Mainline	$637	$634	0	$2,845	$2,737	4
Regional	166	190	(13)	690	845	(18)

	803	824	(3)	3,535	3,582	(1)
US Transborder
Mainline	419	395	6	1,775	1,931	(8)
Regional	44	34	29	170	187	(9)

	463	429	8	1,945	2,118	(8)
Atlantic — Mainline	314	271	16	1,556	1,398	11
Pacific — Mainline	172	131	31	802	723	11
Other International — Mainline	81	77	5	352	302	17

Passenger revenue	1,833	1,732	6	8,190	8,123	1
Cargo revenue	160	153	5	585	578	1

Total transportation revenue	1,993	1,885	6	8,775	8,701	1

Non-transportation revenue
Aeroplan	66	55	20	309	230	34
Technical Services	62	62	—	239	224	7
Other	122	115	6	503	456	10

Total non-transportation revenue	250	232	8	1,051	910	15

Total operating revenue	$2,243	$2,117	6	$9,826	$9,611	2

For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

Property and equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

9.    Non-recurring Labour Expenses

Non-recurring labour expenses represent costs for completing the collective agreement between the Corporation and the Canadian Union of Public Employees ("CUPE"), representing Air Canada's 8000 flight attendants. These payments will be made over a three year period. The ratification of the CUPE agreement formally concludes the integration of Air Canada and Canadian Airlines.

10.  Recovery of Lease Deposits

In the fourth quarter 2002, the Corporation completed a transaction whereby an amount of $150 ($145 net of transaction fees) was recovered from lease deposits under 16 aircraft operating leases. The additional liquidity was made possible due to a decline in interest rates since the inception of these leases.

11.  Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

12.  Seasonal Nature of Business

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

13.  Subsequent Events

Aeroplan

On January 27, 2003, the Corporation announced that it has entered into an agreement to sell a 35% equity interest in Aeroplan, a wholly owned subsidiary of Air Canada, for approximately $245. This value could increase based on certain performance and other earn-outs. Such value increase would be payable in cash or achieved through a dilution of the minority partner's interest, after approximately two years. This transaction is subject to due diligence, completion of final documentation and certain other closing conditions. The transaction is expected to close at the end of the first quarter.

Japanese Yen Perpetual Debt Amendment

The previously announced transaction regarding the replacement of 20 billion JPY of the Corporation's subordinated perpetual debt with a 20 billion JPY term loan has not yet been completed and discussions regarding the documentation and certain terms are continuing. This transaction has not been reflected in 2002, and its impact, including whether or not a gain will be realized, will be recorded when completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA
Registrant:
By:	/s/ JOHANNE DRAPEAU
Johanne Drapeau Deputy Secretary
	Dated:	February 11, 2003

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CONTENTS
NEWS RELEASE
ATTACHMENT ONE NON-RECURRING OR OTHER SIGNIFICANT ITEMS IN THE FOURTH QUARTER OF 2002 AND 2001
RECONCILIATION BETWEEN REPORTED FOURTH QUARTER RESULTS AND ADJUSTED FOURTH QUARTER RESULTS — PRELIMINARY AND UNAUDITED
ATTACHMENT TWO NON-RECURRING OR OTHER SIGNIFICANT ITEMS FOR THE FULL YEAR 2002 AND 2001
RECONCILIATION BETWEEN REPORTED FULL YEAR RESULTS AND ADJUSTED FULL YEAR RESULTS — PRELIMINARY AND UNAUDITED
HIGHLIGHTS Results are preliminary and unaudited.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) (in millions except per share figures) (unaudited & preliminary)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in millions) (unaudited & preliminary)
CONSOLIDATED STATEMENT OF CASH FLOW (in millions except per share figures) (unaudited & preliminary)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES